Registration No. 333-_______121206

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                        --------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------

                            FOCUS ENHANCEMENTS, INC.
             (Exact name of registrant as specified in its charter)
                        --------------------------------

              Delaware                                 04-3144936
              --------                                 ----------
   (State or Other Jurisdiction of                    (IRS Employer
    Incorporation or Organization)                  Identification No.)

                                1370 Dell Avenue
                           Campbell, California 95008
                                 (408) 866-8300
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)
                                Gary L. Williams
              Vice President of Finance and Chief Financial Officer
                            FOCUS Enhancements, Inc.
                                1370 Dell Avenue
                           Campbell, California 95008
                                 (408) 866-8300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                        --------------------------------

                                   Copies to:
           Jerrold F. Petruzzelli, Esq. and Gregory A. Gehlmann, Esq.
                          Manatt Phelps & Phillips, LLP
                         700 12th Street, NW, Suite 1100
                              Washington, DC 20005
                                 (202) 585-6540
                            facsimile: (202) 585-6600

Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                       ---------------------------------------------------
                                                CALCULATION OF REGISTRATION FEE
====================================================== =================== =================== ====================== ==============
                                                                            Proposed Maximum      Proposed Maximum        Amount of
                                                           Amount to         Offering Price      Aggregate Offering     Registration
 Title of Each Class of Securities to be Registered      Be Registered         Per Share               Price                 Fee
------------------------------------------------------ ------------------- ------------------- ---------------------- --------------
Common Stock, par value $0.01 per share                      6,666,667(1)          $ 1.11            $7,400,000           $870.98(3)
------------------------------------------------------ ------------------- ------------------- ---------------------- --------------
Common Stock, par value $0.01 per share, including
underlying warrants                                          1,954,668(4)          $ 1.11            $2,169,681           $255.37(3)
------------------------------------------------------ ------------------- ------------------- ---------------------- --------------
Common Stock, par value $0.01 per share, including
underlying warrants                                             77,186(5)          $ 1.11            $   85,676           $ 10.08(3)
------------------------------------------------------ ------------------- ------------------- ---------------------- --------------
Common Stock, par value $0.01 per share                         50,000(6)          $ 1.11            $   55,500           $  6.53(3)
------------------------------------------------------ ------------------- ------------------- ---------------------- --------------
Common Stock, par value $0.01 per share                      2,173,193(7)          $ 1.06(2)         $2,303,585(2)        $271.14(2)
====================================================== =================== =================== ====================== ==============



(1)      Issued to accredited investors in private placement.


(2) The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 by taking the average of the bid and asked prices of the registrant's Common Stock, $0.01 par value per share, on January 24, 2005 as reported on the NASDAQ SmallCap Market.

(3)      Previously calculated and paid with initial filing.

(4) The shares being registered consist of 1,954,668 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued in connection with a private placement to accredited investors and placement agents, and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(5) The shares being registered consist of 77,186 shares of common stock issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued in connection with a line of credit secured by accounts receivable, and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(6) The shares being registered consist of 50,000 shares of common stock issued upon the exercise of common stock purchase warrants outstanding as of the date hereof issued to a third party in connection with investor relation services provided to the registrant, and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(7) These shares being registered consist of 2,173,193 shares of common stock issued upon the conversion of debt of registrant.




The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  Subject to Completion, Dated January 26, 2005


PROSPECTUS


                            FOCUS ENHANCEMENTS, INC.
                        10,921,714 SHARES OF COMMON STOCK

         This prospectus covers up to 10,921,714 shares of our common stock, $0.01 par value per share, which may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and warrants to purchase common stock directly from us in private placements that were exempt from the registration requirements of federal and state securities laws. See page 9 under the heading "Selling Shareholders." Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling shareholders identified in this prospectus to register for resale shares issued to them.


         Pursuant to this prospectus, the selling shareholders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the "Plan of Distribution" section of this prospectus, beginning on page 13 of this prospectus. Except for the exercise of warrants, the selling shareholders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

         We will pay all registration expenses including, without limitation, all Securities and Exchange Commission ("SEC") and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters' or brokers' fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

         Each selling shareholder and any broker executing selling orders on behalf of the selling shareholders, may be deemed to be an "underwriter" as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.


         Our common stock is listed on the NASDAQ SmallCap Market with the ticker symbol "FCSE." On January 20, 2005, the closing price of our common stock on the NASDAQ SmallCap Market was $1.10 per share. Our principal executive offices are located at 1370 Dell Avenue, Campbell, California 95008, and our telephone number is (408) 866-8300.


                             ----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

         Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 1 of this prospectus.

                             ----------------------


               The date of this prospectus is _______, 2005.


         We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

                                  RISK FACTORS

         You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus. If any of the following risks actually occur, our business, results of operations and financial condition could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

We have a long history of operating losses.

         As of September 30, 2004, we had an accumulated deficit of $69.7 million. We incurred net losses of $6.7 million, $1.7 million and $6.0 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively. There can be no assurance that we will ever become profitable. Additionally, our auditors have included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2003 with respect to substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We will need to raise additional capital through equity securities placements, which will result in further dilution of existing and future stockholders.

         Historically, we have met our short- and long-term extra cash needs through debt and the sale of common stock in private placements because cash flow from operations has been insufficient to fund our operations.

         Future capital requirements will depend on many factors, including cash flow from operations, continued progress in research and development programs, competing technological and market developments, and our ability to market our products successfully. There can be no assurance that sufficient funds will be raised. Moreover, any equity financing or convertible debt would result in dilution to our then-existing stockholders and could have a negative effect on the market price of our common stock. Furthermore, any additional debt financing will result in higher interest expense.

         We completed the acquisitions of COMO and Visual Circuits in the first and second quarters of 2004, respectively. These acquisitions were effected through the issuance of common stock, and the businesses associated with these acquisitions are not currently profitable. In April and November 2004 we raised net aggregate proceeds of approximately $10.6 million through the sale of approximately 10.6 million shares of our common stock to third party investors in two separate private placement transactions. In addition, in November 2004 we secured an accounts receivable based line of credit of up to $4.0 million. The line of credit is secured by a personal guarantee from Carl Berg, a director of Focus. In connection with this line of credit, the bank will obtain a priority security interest in our accounts receivable. Mr. Berg, will maintain his security interest in all the company's assets, subject to the bank's lien on accounts receivable. However, we anticipate needing additional financing, which may be met through additional sales of securities or debt.

We are dependent upon a significant stockholder to meet our interim financing needs.

         We have relied upon the ability of Carl Berg, a director and significant owner of our common stock, for interim financing needs. At December 31, 2003, we had an aggregate of approximately $4.4 million in debt and accrued interest outstanding to Mr. Berg. On March 19, 2004, Mr. Berg converted this debt and accrued interest to common and preferred stock. Additionally, Mr. Berg has provided a personal guarantee to Samsung Semiconductor Inc., our contracted ASIC manufacturer, to secure our working capital requirements for ASIC purchase order fulfillment and also provided a personal guarantee to Greater Bay Bank in connection with our recent $4 million accounts receivable based line of credit. Mr. Berg maintains a security interest in all the company's assets, subject to the bank's lien on our accounts receivable. There can be no assurances that Mr. Berg will continue to provide such interim financing or personal guarantees, should we need additional funds or increased credit facilities with our vendors.

We have a significant amount of convertible securities that will dilute existing stockholders upon conversion.

         At January 20, 2005, we had 3,161 shares of preferred shares issued and outstanding, and 3.3 million warrants and 7.4 million options, which are all exercisable into shares of common stock. The 3,161 shares of preferred stock are convertible into approximately 3.2 million shares of our voting common stock. Furthermore, 1.5 million additional shares of common stock were available for grant to our employees, officers, directors and consultants under our current stock option and incentive plans. We also may issue additional shares in acquisitions. Any additional grant of options under existing or future plans or issuance of shares in connection with an acquisition will further dilute existing stockholders.

Any acquisitions of companies or technologies by us, including our recently completed acquisitions of COMO and Visual Circuits, may result in distraction of our management and disruptions to our business.

         We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in February 2004 when we acquired the stock of COMO and in May 2004 when we acquired substantially all the assets of Visual Circuits. From time-to-time, we may engage in discussions and negotiations with companies regarding the possibility of acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect the results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions and/or pay for the legal, accounting or finders fees, typically associated with an acquisition. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any potential acquisition may also result in a charge for in-process research and development expense, as was the case with the acquisition of Visual Circuits, which will negatively affect our consolidated results of operations.

We rely on certain vendors for a significant portion of our manufacturing.

         Approximately 57% of the components for our products are manufactured on a turnkey basis by three vendors: Furthertech Company Ltd., BTW Inc. and Samsung Semiconductor Inc. In addition, a single vendor in Mexico assembles certain of our products. If these vendors experience production or shipping problems for any reason, we in turn could experience delays in the production and shipping of our products, which would have an adverse effect on our results of operations.

We are dependent on our suppliers.

         We purchase all of our parts from outside suppliers and from time to time experience delays in obtaining some components or peripheral devices. Additionally, we are dependent on sole source suppliers for certain components. There can be no assurance that labor problems, supply shortages or product discontinuations will not occur in the future which could significantly increase the cost, or delay shipment, of our products, which in turn could adversely affect our results of operations.

         In   the  six  months ended  December 31, 2004,  our revenue from mixer products was adversely affected by the discontinuation of certain third party components and our inability to redesign our product in a timely manner.

We depend on a few customers for a high percentage of our revenues and the loss or failure to pay of any one of these customers could result in a substantial decline in our revenues and profits.

         For the nine months ended September 30, 2004, our largest five customers in aggregate provided 37% of our total revenues and as of September 30, 2004 comprised 40% of our accounts receivable balance. We presently have no reason to believe that these customers lack the financial resources to pay. We do not have long-term contracts requiring any customer to purchase any minimum amount of products. There can be no assurance that we will continue to receive orders of the same magnitude as in the past from existing customers or will be able to market our current or proposed products to new customers. However, the loss of any major customer, the failure of any such identified customer to pay us, or to discontinue issuance of additional purchase orders, would have a material adverse effect on our revenues, results of operation, and business as a whole absent the timely replacement of the associated revenues and profit margins associated with such business. Furthermore, many of our products are dependent upon the overall success of our customers' products, over which we often have no control.

         To that point, in January 2004, Microsoft ceased placing significant orders for our FS454 product. Shipments of the FS454, which were primarily to this significant customer, represented 7% and 35% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively. The loss of Microsoft orders for the FS454 has had a material adverse effect on our revenues, operating profit and liquidity, especially when compared to the third and fourth quarter of 2003 and the first quarter of 2004, as we began our initial shipments to Microsoft in the third quarter of 2003 and continued sales through the first quarter of 2004. However, as the product was manufactured by one of our contract manufacturers, we were able to meet Microsoft's requirements without an increase in our staffing and operations.

Our quarterly financial results are subject to significant fluctuations.

         We have been unable in the past to accurately forecast our operating expenses or revenues. Revenues currently depend heavily on volatile customer purchasing patterns. If actual revenues are less than projected revenues, we may be unable to reduce expenses proportionately, and our operating results, cash flows and liquidity would likely be adversely affected.

Our  markets  are  subject  to  rapid  technological   change,  and  to  compete
effectively, we must continually introduce new products, requiring significant influx of additional capital.

         The computer peripheral and video markets are characterized by extensive research and development and rapid technological change resulting in short product life cycles. Development by others of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive. We must devote substantial efforts and financial resources to enhance our existing products and to develop new products, including our investment in Ultra Wideband technology. To fund such ongoing research and development, we will require a significant influx of additional capital. There can be no assurance that we will succeed with these efforts.

We may not be able to protect our proprietary information.

         As of September 30, 2004, we held six patents and one pending application, which combined five previous provisional patent applications, in the United States. Certain of these patents have also been filed and issued in countries outside the United States. We treat our technical data as confidential and rely on internal non-disclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect our proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of our proprietary information or prove valuable in light of future technological developments.

         We believe our products and other proprietary rights do not infringe upon the proprietary rights or products of third parties. There can be no assurance, however, that third parties will not assert infringement claims against us or that such assertions will not result in costly litigation or require us to license intellectual proprietary rights from third parties. In addition, there can be no assurance that any such licenses would be available on terms acceptable to us, if at all.

Delays in product development could adversely affect our market position, customer relationships and operating results.

         We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could adversely affect our operating results, cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

         o    changing product specifications;

         o    the discontinuation of certain third party components;

         o    difficulties in hiring and retaining necessary personnel;

         o difficulties in reallocating engineering resources and other resource limitations;

         o    difficulties with independent contractors;

         o    changing market or competitive product requirements;

         o unanticipated engineering complexity; o undetected errors or failures in software and hardware; and

         o    delays in the acceptance or shipment of products by customers.

         The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver products to customers that are highly reliable, operate with the customer's existing equipment, lower the customer's costs of acquisition, installation and maintenance, and provide an overall cost-effective solution. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may not gain market acceptance or we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond effectively to technological changes would significantly harm our business. Finally, there can be no assurances we will be successful in these efforts.

If we are unable to respond to rapid technological change in a timely manner, then we may lose customers to our competitors.

         To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products. Our industry is characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies, or if new industry standards and practices emerge, then our existing proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

         o both license and internally develop leading technologies useful in our business;

         o    enhance our existing technologies;

         o develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

         o respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

         o To develop our proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, then our customers may forego the use of our services and use those of our competitors.

We typically operate without a significant amount of backlog.

         We typically operate with a small amount of backlog. Accordingly, we generally do not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. Any significant weakening in current customer demand would therefore have and has had in the past an almost immediate adverse impact on our operating results.

During much of the first half of 2003, our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. If we were to be delisted, it could make trading in our stock more difficult.

         Our voting common stock is traded on the Nasdaq SmallCap Market. There are various quantitative listing requirements for a company to remain listed on the Nasdaq SmallCap Market.

         We are required to maintain a minimum bid price of $1.00 per share for our common stock. Between January 31, 2003 and May 2, 2003, Focus voting common stock closed below $1.00 on all trading days. On March 18, 2003, we were notified by the Nasdaq that our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. However, on May 21, 2003, we received notification from Nasdaq that we had regained compliance and the matter was closed.

         We must maintain stockholders' equity of $2.5 million. At September 30, 2004, we had total stockholders' equity of $19.9 million. To the extent we incur net losses and do not raise additional capital, our stockholders' equity will be reduced.

         If we fail to meet these Nasdaq SmallCap requirements, our common stock could be delisted, eliminating the only established trading market for our shares. Any sales of our voting common stock at a discount to market may reduce the trading price of our common stock to a level below the Nasdaq minimum bid price requirement.

         In the event we are delisted from the Nasdaq SmallCap Market, we would be forced to list our shares on the OTC Electronic Bulletin Board or some other quotation medium, such as pink sheets, depending on our ability to meet the specific listing requirements of those quotation systems. As a result an investor might find it more difficult to dispose of, or to obtain accurate price quotations for, such shares. Delisting might also reduce the visibility, liquidity, and price of our voting common stock.

Our common stock price is volatile.


         The market price for our voting common stock is volatile and has fluctuated significantly to date. For example, between January 1, 2003 and December 31, 2004, the per share price has fluctuated between $0.50 and $4.20 per share, closing at $1.10 on January 20, 2005. The trading price of our voting common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:


         o actual or anticipated variations in our quarterly operating results;

         o announcements of technological innovations, new sales formats or new products or services by us or our competitors;

         o    cyclical nature of consumer products using our technology;

         o    changes in financial estimates by us or securities analysts;

         o changes in the economic performance and/or market valuations of other multi-media, video scan companies;

         o    announcements  by  us  of  significant   acquisitions,   strategic
              partnerships, joint ventures or capital commitments;

         o    additions or departures of key personnel;

         o    additions or losses of significant customers; and

         o    sales of common stock or issuance of other dilutive securities.

         In addition, the securities markets have experienced extreme price and volume fluctuations in recent times, and the market prices of the securities of technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation, including us. If we are sued in a securities class action, then it could result in additional substantial costs and a diversion of management's attention and resources.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business.

         The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the use of certain hazardous substances in electrical and electronic equipment. We may need to redesign products containing hazardous substances regulated under the RoHS Directive to reduce or eliminate those regulated hazardous substances in our products. As an example, certain of our products include lead, which is included in the list of restricted substances.

         We are in the process of evaluating the impact of this directive on our business and have not yet estimated the potential costs of compliance.

Risks Related to Our Industry

International sales are subject to significant risk.

         Our revenues from outside the United States are subject to inherent risks related thereto, including currency rate fluctuations, the general economic and political conditions in each country. There can be no assurance that the economic crisis and currency issues currently being experienced in certain parts of the world will not reduce demand for our products and therefore have a material adverse effect on our revenue or operating results.

Our businesses are very competitive.

         The computer peripheral markets are extremely competitive and are characterized by significant price erosion over the life of a product. We currently compete with other developers of video conversion products and with video-graphic integrated circuit developers. Many of our competitors have greater market recognition and greater financial, technical, marketing and human resources. Although we are not currently aware of any announcements by our competitors that would have a material impact on our operations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

         The video production equipment market is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. Competition is fragmented with several hundred manufacturers supplying a variety of products to this market. We anticipate increased competition in the video post-production equipment market from both existing manufacturers and new market entrants. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors in this market.

         Often our competitors have greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we possess. In addition, some of our competitors also offer a wide variety of video equipment, including professional video tape recorders, video cameras and other related equipment. In some cases, these competitors may have a competitive advantage based upon their ability to bundle their equipment in certain large system sales.

We are exposed to general economic conditions that have resulted in significantly reduced sales levels. If such adverse economic conditions were to continue or worsen, our business, financial condition and operating results could be adversely impacted.

         If the adverse economic conditions in the United States and throughout the world continue or worsen, we may continue to experience a material adverse impact on our business, operating results, and financial condition. We continue to take actions and charges to reduce our cost of sales and operating expenses in order to address these adverse conditions. A prolonged continuation or worsening of sales trends may require additional actions and charges to reduce cost of sales and operating expenses in subsequent quarters. We may be unable to reduce cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment. If we must undertake further expense reductions, we may incur significant incremental special charges associated with such expense reductions that are disproportionate to sales, thereby adversely affecting our business, financial condition and operating results. Continuing weakness in the economy could decrease demand for our products, increase delinquencies in payments and otherwise have an adverse impact on our business.

Recent corporate bankruptcies, accounting irregularities, and alleged insider wrong doings have negatively affected general confidence in the stock markets and the economy, causing the U.S. Congress to enact sweeping legislation, which will increase the costs of compliance.

         In an effort to address these growing investor concerns, the U.S. Congress passed, and on July 30, 2002, President Bush signed into law, the Sarbanes-Oxley Act of 2002. This sweeping legislation primarily impacts investors, the public accounting profession, public companies, including corporate duties and responsibilities, and securities analysts. Some highlights include establishment of a new independent oversight board for public accounting firms, enhanced disclosure and internal control requirements for public companies and their insiders, required certification by CEO's and CFO's of SEC financial filings, prohibitions on certain loans to offices and directors, efforts to curb potential securities analysts' conflicts of interest, forfeiture of profits by certain insiders in the event financial statements are restated, enhanced board audit committee requirements, whistleblower protections, and enhanced civil and criminal penalties for violations of securities laws. Such legislation and subsequent regulations will increase the costs of securities law compliance for publicly traded companies such as us.

We are exposed to potential risks from legislation requiring companies to evaluate financial controls under Section 404 of the Sarbanes-Oxley Act of 2002.

         Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2005. We have prepared an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Continued terrorism threats and war in the Middle East have had a negative impact on the U.S. economy.

         The adverse consequences of war and the effects of terrorism have had a negative affect on the U.S. economy. Further conflicts in the Middle East could negatively impact our ability to raise additional funds if needed and our revenues will be adversely affected if consumers and businesses continue to cut back spending.

                       NOTE ON FORWARD LOOKING STATEMENTS

         From time to time, information provided by Focus Enhancements Inc. ("Focus") or statements made by its employees may contain "forward looking" information within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as "believe", "plan", "expect", "intend", "anticipate", "estimate", "project", "forecast", "may increase", "may fluctuate", "may improve" and similar expressions or future or conditional verbs such as "will", "should", "would", and "could". These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, opportunities and expectations regarding technologies, anticipated performance or contributions from new and existing employees, proposed acquisitions, projections of future performance, possible changes in laws and regulations, potential risks and benefits arising from the implementation of our strategic and tactical plans, perceived opportunities in the market, potential actions of significant stockholders and investment banking firms, and statements regarding our mission and vision. Our actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. Factors that may cause such differences include, without limitation, the availability of capital to fund our future cash needs, reliance on major customers, history of operating losses, failure to integrate new acquisitions, the actual amount of charges and transaction expenses associated with the acquisitions, the ability to recognize expected synergies upon acquisition and the related benefits envisioned by us, market acceptance of our products, technological obsolescence, competition, component supply problems and protection of proprietary information, as well as the accuracy of our internal estimates of revenue and operating expense levels. Each forward looking statement should be read in conjunction with the "Risk Factors" included in this prospectus, together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, contained in our periodic reports filed with the SEC. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

                            FOCUS ENHANCEMENTS, INC.

           Founded in 1991, FOCUS Enhancements, Inc. is a designer of solutions in advanced, proprietary video technology. Headquartered in Campbell, California, we design, develop, and market video solutions in two distinct markets: advanced, proprietary video conversion ICs (Integrated Circuits) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor (Integrated Circuit) products include designs for PCs, Game Cards, Internet TV, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to Original Equipment Manufacturers
(OEMs). Our complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and Home Theater markets.

         Our main address is 1370 Dell Avenue, Campbell, California 95008 and our telephone number is (408) 866-8300. Our Web site is located at http://www.Focusinfo.com. Information contained in our Web site is not part of this prospectus.

                                THE TRANSACTIONS

Investor Relations Services

         On June 1, 2004, we issued warrants to purchase up to 50,000 shares of common stock to Wall Street Communications Group, Boulder, Colorado for investor relations services. The warrants have a strike price between $1.35 to $1.80 per share.

Private Placement

         On November 17, 2004, we completed the sale of 6,666,667 shares of our common stock in a private placement to 17 independent third party investors, receiving proceeds of approximately $5.6 million, net of offering costs of approximately $400,000. The shares were sold at an approximate 20% discount to the five-day average closing price of our common stock from November 5-11, 2004. Additionally, we issued to the investors and two placement agents warrants to purchase an aggregate of 1,954,668 shares of common stock at an exercise price of $1.25 per share.

Line of Credit

         On November 15, 2004, we secured a $4 million line of credit from a bank. Pursuant to the line of credit, we will be able to borrow up to 90% of our accounts receivable balance subject to certain covenants. In connection with this line of credit, the bank will obtain a priority security interest in our accounts receivable. Carl Berg, a director of Focus, will maintain his security interest in all the company's assets, subject to the bank's lien on accounts receivable. In connection with the line of credit, we issued to the bank warrants to purchase 77,186 shares of our common stock at an exercise price of approximately $1.17 per share.


Conversion of Debt

         On March 19, 2004, Carl Berg, a director and significant owner of our stock, converted approximately $3.9 million in debt and accrued interest outstanding into 840 shares of Series B preferred stock, 417 shares of Series C preferred stock, and 2,173,193 shares of common stock. The issuance of stock was not registered as it involved a private sale to Mr. Berg persuant to the terms of previously issued debt. This prospectus includes 2,173,193 shares of common stock held by Mr. Berg.


Common Stock

         The common stock shares initially issued in the above transactions were exempt from the registration requirements of the Securities Act of 1933, as amended.

         The terms of the common stock are described in this prospectus under the heading "Description of Capital Stock." Copies of the purchase agreement, the registration rights agreement and the form of warrant, have been filed as exhibits to the registration statement (of which this prospectus is a part), which are incorporated by reference in this prospectus.

                                 USE OF PROCEEDS

         Except for the exercise of warrants, we will not receive any of the proceeds from the sale of shares by the selling stockholders. In the event all 2,081,852 warrants were exercised, we would receive gross proceeds of $2.6 million. We are paying the expenses of registration of the shares being offered under this prospectus.

                                    DILUTION


         As of January 20, 2005, 8,839,860 shares of the 10,921,714 shares being offered pursuant to this prospectus were issued in private placements and are already outstanding. In addition, we may issue 2,081,854 shares upon the exercise of warrants. The issuance of these additional shares will dilute our current shareholders by approximately 3.5%.


                              SELLING SHAREHOLDERS


         The following table sets forth: (i) the number of shares of Focus common stock beneficially owned by each selling shareholder as of January 20, 2005 and (ii) the number of shares of Focus common stock to be offered hereby by each selling shareholder. Other than disclosed in this prospectus, no selling shareholder has had any position, office or other material relationship with us during the past three years. The information set forth below is based on information provided by each selling shareholder.

         Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 59,915,536 shares of our common stock issued and outstanding as of January 20, 2005 and assumes 2,081,854 warrants to purchase common stock issued to the selling shareholders are exercised as of such date.

0

         The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below.

                             Security Ownership (1)


                                                                                          Shares Beneficially Owned
                                            Number of Shares                                 After Offering (24)
                                           Beneficially Owned       Shares to be Sold        -------------------
                Name                       Prior to Offering         in the Offering         Number       %
                ----                       -----------------         ---------------         ------      ---
Wall Street Communications                      50,000                   50,000  (2)              0       *
Greater Bay Bancorp                             77,186                   77,186  (3)              0       *
Crestline Consultancy                           21,600                   21,600  (4)              0       *
033 Growth International Fund, LTD.          1,190,502                  576,275  (5)        614,227      1.1
033 Growth Partners I, LP                    2,428,690                1,172,650  (6)      1,256,040      2.2
033 Growth Partners II, LP                     753,258                  364,725  (7)        388,533       *
Bristol Investment Fund, Ltd                 1,013,601                  972,222  (8)         41,379       *
Cranshire Capital, L.P.                        931,662                  791,666  (9)        139,996       *
Crescent International Ltd.                    627,000                  375,000  (10)       252,000       *
GSSF Master Fund, LP                           347,223                  347,223  (11)             0       *
Gryphon Master Fund, LP                        347,223                  347,223  (12)             0       *
Omicron Master Trust                           610,727                  555,555  (13)        55,172       *
Oyster Pond Partner, LP                        566,902                  261,350  (14)       305,552       *
Rodman & Renshaw, LLC                          442,227                  266,400  (15)       175,827       *
Solomon Strategic Holdings, Inc.               218,679                  208,334  (16)        10,345       *
Spectra Capital Management, LLC                235,920                  208,334  (17)        27,586       *
Stonestreet, LP                                347,221                  347,221  (18)             0       *
TCMP3 Partners                                 305,364                  277,778  (19)        27,586       *
The Tail Wind Fund Limited                   1,305,483                  694,445  (20)       611,038       *
Whalehaven Capital Fund Limited                208,334                  208,334  (21)             0       *
Cundill International Company Ltd.           1,125,000                  625,000  (22)       500,000       *
Carl E. Berg                                 5,334,193 (23)           2,173,193           3,161,000
                                                                     ----------
                                                                     10,921,714
                                                                     ----------

-------------------------

*        Represents beneficial ownership of less than one percent

(1) This table has been prepared based solely upon information furnished to us as of the date indicated by the selling stockholders listed above. The selling stockholders identified above may have sold, transferred or otherwise disposed shares of our common stock. Based on information as of January 20, 2005.

(2) Wall Street Communications. Shares of common stock issuable upon the exercise of warrants within 60 days of January 20, 2005. Mr. Michael Sclafani as President, has voting and investment control over the securities. See also "The Transaction - Investor Relations Services."

(3) Greater Bay Bancorp. Shares of common stock issuable upon exercise of warrants within 60 days of January 20, 2005. See also "The Transactions
         - Line of Credit."

(4) Crestline Consultancy. Consists of 21,600 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of January 20, 2005. Crestline Consultancy was the placement agent for the private placement for foreign investors only and received the securities included for registration as compensation for the placement services only. Catherine Buyck, as Director has voting and dispositive control over the securities. See also "The Transactions - Private Placement."


                                       10

(5) 003 Growth International Fund, LTD. Includes 115,255 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispoitive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions
         - Private Placement."

(6) 033 Growth Partners I, LP. Includes 234,530 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispoitive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions
         - Private Placement."

(7) 033 Growth Partners II, LP. Includes 72,945 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispoitive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions
         - Private Placement."

(8) Bristol Investment Fund, Ltd. Includes 194,444 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Bristol Capital Advisors, LLC is the investment advisor to Bristol Investment Fund, Ltd. Mr. Paul Kessler is the managing member of Bristol Capital Advisors, LLC and as such has voting and investment control over these securities. Mr. Kessler disclaims beneficial ownership of these securities. See also "The Transactions - Private Placement."

(9) Cranshire Capital, L.P. Includes 158,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital L.P., has voting control and investment power over securities held by Cranshire Capital, L.P. Mr. Kopin and Downsview Capital disclaim beneficial ownership of the securities held by Cranshire Capital, L.P. See also "The Transactions - Private Placement."

(10) Crescent International Ltd. Includes 75,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares. See also "The Transactions - Private Placement."

(11) GSSF Master Fund, LP. Includes 69,445 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. E.B. Lyon IV, as Authorized Agent, has voting and investment discretion over the shares owned by GSSF Master Fund, LP. See also "The Transactions - Private Placement."

(12) Gryphon Master Fund, LP. Includes 69,445 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. E.B. Lyon IV, as Authorized Agent, has voting and investment discretion over the shares owned by Gryphon Master Fund, L.P. See also "The Transactions - Private Placement."

(13) Omicron Master Trust. Includes 111,111 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (`"Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited


                                       11

         ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron, Capital and OCI may be deemed to share dispositive power over the shares of common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of January 20, 2005, Olivier R. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein currently have voting and dispositive power over the shares of common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934; as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC, Regulation 13D-G) controls Omicron and Winchester. See also "The Transactions - Private Placement."

(14) Oyster Pond Partner, LP. Includes 52,270 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispoitive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions
         - Private Placement."

(15)     Rodman &  Renshaw,  LLC.  Consists  of 266,400  shares of common  stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Rodman & Renshaw was the placement agent for the private placement and received the securities included for registration as compensation for the placement services only. Messrs. John J. Borer and Thomas G. Pinou have voting and investment power over the securities. Messrs. Borer and Pinou disclaim any beneficial ownership over the securities. Rodman and Resnshaw LLC, a registered broker-dealer, served as placement agent in the private placement. See also "The Transactions - Private Placement."

(16) Solomon Strategic Holdings, Inc. Includes 41,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Directors Andrew MacKellar and Westlaw Limited control Solomon Strategic Holdings and have voting and investment control over the securities of such entity. See also "The Transactions
         - Private Placement."

(17) Spectra Capital Management, LLC. Includes 41,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Greg Porges, President of Spectra Financial Group and a member of Spectra Capital Management, has voting and investment power over the shares held by Spectra Capital Management. Spectra Capital Management is an affiliate of Spectra Financial Group, LLC, which is a member of the American Stock Exchange. Spectra Financial Group LLC was not involved in the private placement. See also "The Transactions - Private Placement."

(18) Streetstone, LP. Includes 69,444 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of January 20, 2005. Michael Finkelstein, as President, has voting and dispositive power over the shares. See also "The Transactions - Private Placement."

(19) TCMP3 Partners. Includes 55,556 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Messrs. Steven Slawson and Walter Schenker, as principals, have voting and investment control over the securities. See also "The Transactions
         - Private Placement."

(20)     The Tail Wind Fund  Limited.  Includes  138,889  shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Tail Wind Advisory & Management Ltd., a UK
         corporation authorized and regulated by the Financial Services Authority of Great Britain ("TWAM"), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook disclaim any beneficial ownership of, or pecuniary interest in, the shares being registered hereunder and held by The Tail Wind Fund Ltd. See also "The Transactions - Private Placement."


                                       12

(21) Whalehaven Capital Fund Limited. Includes 41,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Evan Schemenauer, Arthur Jones, and Jennifer Kelly, as Directors of Whalehaven Capital, have voting and investment control over the securities. See "The Transactions - Private Placement."

(22) Cundill International Company Ltd. Includes 125,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of January 20, 2005. Peter Cundill & Associates (Bermuda) Ltd., a Bermuda based Portfolio Manager, has voting and investment control over the securities. See also "The Transactions - Private Placement."

(23) Carl Berg. Includes 840 shares of Series B preferred stock and 417 shares of Series C preferred stock which are convertible into an aggregate of 3,161,000 shares of common stock.

(24)     Assumes all shares being offered by this prospectus are sold.


                              PLAN OF DISTRIBUTION

         We are registering the shares of stock being offered by this prospectus for resale in accordance with certain registration rights granted the selling shareholders, including their pledgees, donees, transferees or other successors-in-interest, who may sell the shares from time to time, or who may also decide not to sell any or all of the shares that may be sold under this prospectus. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters' or brokers' fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o    privately negotiated transactions;

         o settlement of short sales made after the time the registration statement of which this prospectus forms a part was declared effective;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o    a combination of any such methods of sale;

         o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

         o    any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

         In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Selling shareholders Rodman & Renshaw LLC, and Spectra Capital Management, LLC are either broker-dealers or affiliated with broker-dealers and are underwriters within the meaning of the Securities Act in connection with resale of their shares. Any commissions received by such broker-dealers, affiliates, or agents and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders, including Rodman & Renshaw and Spectra Capital Management, have informed us that at the time they purchased our common stock they did not, and currently do not have, any agreement or understanding, directly or indirectly, with any person to distribute the common stock being sold pursuant to this prospectus.

         We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

         We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

         Except for the exercise of warrants, we will not receive any of the proceeds from the selling shareholders' sale of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

General


         We are authorized to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 3,000,000 shares of preferred stock, $0.01 par value per share. As of January 20, 2005, 59,915,536 shares of common stock, 2,744 shares of series B convertible preferred stock and 417 shares of series C convertible preferred stock were issued and outstanding. All of the outstanding capital stock is, and will be, fully paid and non-assessable.


Common Stock

         Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

         Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.

         In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

         Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

         The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Preferred Stock

         Our board of directors has the ability to issue up to 3,000,000 shares of preferred stock in one or more series, without stockholder approval. The board of directors may designate for the series:

         o    the number of shares and name of the series,

         o the voting powers of the series, including the right to elect directors, if any,

         o    the dividend rights and preferences, if any,

         o    redemption terms, if any,

         o liquidation preferences and the amounts payable on liquidation or dissolution, and

         o the terms upon which such series may be converted into any other series or class of our stock, including the common stock and any other terms that are not prohibited by law.

         It is impossible for us to state the actual effect it will have on common stock holders if the board of directors designates a new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors' authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt. We have no present plans to issue any additional shares of preferred stock.

Series B Preferred Stock

         On April 24, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 2,000 shares of Series B Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,190.48 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At January 20, 2005, there were 2,744 shares of Series B Preferred Stock outstanding.

Series C Preferred Stock


         On November 12, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 500 shares of Series C Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,560.00 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At January 20, 2005, there were 417 shares of Series C Preferred Stock outstanding.


Options and Warrants


         As of January 20, 2005, 7,440,719 options for shares were outstanding under our approved stock option plans and 1,350,662 shares were available for future grants under our stock option plans. We have also issued warrants totaling 3,276,768 common stock shares. Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. The number of shares of common stock for which these options and warrants are exercisable and the exercise price of these options and warrants are subject to proportional adjustment for stock splits and similar changes affecting our common stock. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.


                                  LEGAL MATTERS

         Manatt, Phelps & Phillips L.L.P., Los Angeles, California, will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities.

                                     EXPERTS

         The financial statements of Focus as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference from Focus' Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the substantial doubt about Focus' ability to continue as a going concern and the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" in 2002), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Visual Circuits as of and for the years ended September 30, 2003 and 2002 have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Visual Circuit's ability to continue as a going concern), which is incorporated by reference in this registration statement, in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                               RECENT DEVELOPMENTS

         On November 17, 2004, we completed a private placement selling 6,666,667 shares of our common stock to 17 third party investors, receiving proceeds of approximately $5.6 million, net of offering costs of approximately $400,000. The shares were issued at $0.90 per share, an approximate 20% discount to the five-day average closing price of our common stock from November 5-11, 2004. In connection with the private placement, we issued to the investors and to two placement agents warrants to purchase an aggregate of 1,954,668 shares of common stock at an exercise price of $1.25 per share. No compensation expense was recorded given that the warrants were issued in connection with the issuance of common stock.

         On November 15, 2004, we secured a $4 million line of credit from a bank. Pursuant to the line of credit, we will be able to borrow up to 90% of our accounts receivable balance subject to certain covenants. In connection with this line of credit, the bank will obtain a priority security interest in our accounts receivable. Carl Berg, a director of Focus, will maintain his security interest in all the company's assets, subject to the bank's lien in accounts receivable. In connection with the line of credit, we issued to the bank warrants to purchase 77,186 shares of our common stock at an exercise price of $1.16 per share. The fair value of the warrants will be estimated at the issuance date and amortized to interest expense ratably over one year, the life of the line of credit arrangement.

   UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION - ACQUISITION
                         OF VISUAL CIRCUITS CORPORATION

Overview

On May 28, 2004, Focus acquired substantially all the assets and assumed certain liabilities of Visual Circuits pursuant to an Agreement and Plan of Reorganization. Under the terms of the agreement Visual Circuits received 3,805,453 shares of voting common stock of Focus, including approximately 380,000 shares placed in escrow for the recovery by Focus of any losses resulting from the breach of covenants by Visual Circuits. In connection with this transaction, Focus paid vFinance Investments, Inc., (a related party) a success fee of $168,000 and 80,000 shares of Focus' common stock. The purchase price of approximately $8.9 million consisted of the fair value of the shares of Focus common stock issued to Visual Circuits, excluding a portion of the escrow shares associated with amounts owed by Visual Circuits to Focus, 80,000 shares distributed to vFinance Investments, Inc., and acquisition costs of approximately $440,000. The acquisition costs consisted of financial advisory, legal and accounting fees and other direct transaction costs. For further discussion of the risks associated with the potential acquisition, see "Risk Factors."

The accompanying unaudited pro forma combined condensed consolidated statements of operations present the results of operations of Focus for the year ended December 31, 2003 and the nine-month period ended September 30, 2004, combined with the statement of operations of Visual Circuits for the twelve-month period ended December 31, 2003 and the period from January 1, 2004 through May 28, 2004. The unaudited pro forma combined condensed consolidated statements of operations give effect to this acquisition as if it had occurred as of January 1, 2003. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of Focus and Visual Circuits, which are included or incorporated herein by reference. The pro forma adjustments are based on management's estimates and a valuation of the intangible assets acquired.

The unaudited pro forma combined condensed consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of future operating results of the combined companies. There can be no assurance that Focus and Visual Circuits will not incur additional charges related to the Reorganization or that management will be successful in its effort to integrate the operations of the two companies.

The unaudited pro forma combined condensed consolidated statements of operations should be read in conjunction with the audited consolidated financial statements and related notes of Focus and Visual Circuits, which are either included or incorporated by reference herein.

                   Unaudited Pro Forma Condensed Consolidated
                             Statement of Operations
                      For the year ended December 31, 2003
                      (in thousands, except per share data)
                                   (Unaudited)


                                           Focus       Visual     Pro forma     Pro forma
                                           Actual      Actual    Adjustments    Combined
                                          --------     -------   -----------    --------
Net revenues                              $ 26,575     $ 4,346     $     --     $ 30,921
Cost of goods sold                          17,428       2,266           --       19,694
                                          --------     -------     --------     --------

 Gross profit                                9,147       2,080           --       11,227

Operating expenses:
 Sales, marketing and support                4,313         928           --        5,241
 General and administrative                  1,751       1,347           --        3,098
 Research and development                    4,277         987           --        5,264
 Amortization                                  577          --          354 (A)      931
 Restructuring recovery                        (29)         --           --          (29)
                                          --------     -------     --------     --------

Total operating expenses                    10,889       3,262          354       14,505

Loss from operations                        (1,742)     (1,182)        (354)      (3,278)
Interest income (expense), net                (193)         10           --         (183)
Other income, net                              239          34           --          273
                                          --------     -------     --------     --------

Loss before income taxes                    (1,696)     (1,138)        (354)      (3,188)
Income tax expense                               2           1           --            3
                                          --------     -------     --------     --------
Net loss                                  $ (1,698)    $(1,139)    $   (354)    $ (3,191)
                                          ========     =======     ========     ========

Basic and diluted net loss per share      $  (0.04)                             $  (0.07)
                                          ========     =======     ========     ========
Number of shares used in basic and
diluted computation                         39,121                    3,805 (B)   42,926


       See  accompanying   notes  to  unaudited  pro  forma  combined  condensed
consolidated financial information.

                   Unaudited Pro Forma Condensed Consolidated
                             Statement of Operations
                  For the nine months ended September 30, 2004
                      (in thousands, except per share data)
                                   (Unaudited)

                                            Focus         Visual
                                            Actual        Actual
                                           January 1,   January 1,
                                           2004 to       2004 to
                                         September 30,    May 28,      Pro forma      Pro forma
                                            2004           2004        Adjustment     Combined
                                            ----           ----        ----------     --------
Net revenues                              $ 14,892       $ 1,782       $     --       $ 16,674
Cost of goods sold                           9,493           963             --         10,456
                                          --------       -------       --------       --------
 Gross profit                                5,399           819             --          6,218

Operating expenses:
 Sales, marketing and support                3,583           407             --          3,990
 General and administrative                  2,194           373             --          2,567
 Research and development                    5,261           481             --          5,742
 Amortization of intangible assets             707            --            147 (A)        854
 In-process research and development           300            --             --            300
                                          --------       -------       --------       --------

Total operating expenses                    12,045         1,261            147         13,453

Loss from operations                        (6,646)         (442)          (147)        (7,235)
Interest income (expense), net                 (68)            3             --            (65)
Other income, net                               10            39             --             49
                                          --------       -------       --------       --------

Loss before income taxes                    (6,704)         (400)          (147)        (7,251)
Income tax expense                               1            --             --              1
                                          --------       -------       --------       --------

Net loss                                  $ (6,705)      $  (400)      $   (147)      $ (7,252)
                                          ========       =======       ========       ========
Basic and diluted net loss per share      $  (0.14)                                   $  (0.14)
                                          ========                                    ========
Number of shares used in basic and
diluted computation                         48,578                        2,016 (C)     50,594


       See  accompanying   notes  to  unaudited  pro  forma  combined  condensed
consolidated financial information.

                 NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                    FINANCIAL STATEMENTS OF FOCUS AND VISUAL

1.       Basis of Pro Forma Presentation

On May 28, 2004, Focus acquired substantially all the assets and assumed certain liabilities of Visual Circuits pursuant to an Agreement and Plan of Reorganization. Under the terms of the agreement Visual Circuits received 3,805,453 shares of voting common stock of Focus, including approximately 380,000 shares placed in escrow for the recovery by Focus of any losses resulting from the breach of covenants by Visual Circuits. In connection with this transaction, Focus paid vFinance Investments, Inc., (a related party) a success fee of $168,000 and 80,000 shares of Focus' common stock. The purchase price of approximately $8.9 million consisted of the fair value of the shares of Focus common stock issued to Visual Circuits, excluding a portion of the escrow shares associated with amounts owed by Visual Circuits to Focus, 80,000 shares distributed to vFinance Investments, Inc., and acquisition costs of approximately $440,000. The acquisition costs consisted of financial advisory, legal and accounting fees and other direct transaction costs.

The average market price per share of Focus voting common stock of $2.29 is based on the average closing price for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement.

The total purchase cost of the Visual Circuits' transaction is estimated as follows (in thousands):

        Value of common shares issued                  $  8,487
        Transaction costs and expenses                      440
                                                       --------
        Total purchase cost                            $  8,927
                                                       ========


The purchase price allocation, which is preliminary and therefore subject to change based on Visual Circuits final analysis, is as follows (in thousands):


(In thousands)                              Purchase Price       Annual        Useful
                                              Allocation      Amortization     Lives
                                              ----------      ------------     -----
Assets acquired                                $ 1,169             n/a            n/a
Intangible asset: Existing technology            1,060             354        3 years
Goodwill                                         6,911             n/a            n/a
Liabilities assumed                               (513)            n/a            n/a
In-process research and development                300             n/a            n/a
                                               -------           -----
                                               $ 8,927           $ 354
                                               =======           =====

The tangible net assets acquired represent the historical net assets of Visual Circuits' business as of May 28, 2004. As required under purchase accounting, the assets and liabilities of Visual Circuits have been adjusted to fair value.

Focus performed an allocation of the total purchase price of Visual Circuits to its individual assets acquired and liabilities assumed. Of the total purchase price, $300,000 has been allocated to in-process research and development ("IPRD") and was charged to expense in the period the transaction closed. Due to its non-recurring nature, the IPRD attributed to the Visual Circuits transaction has been excluded from the pro forma statements of operations.

In addition to the value assigned to the IPRD projects, Visual Circuits' tangible assets and specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable intangible asset includes core/developed technology.

A portion of the purchase price has been allocated to developed technology and IPRD. Developed technology and IPRD were identified and valued through interviews, analysis of data provided by the Visual Circuits business concerning development projects, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability and associated risks. The income approach, which includes an analysis of the cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and IPRD.

Where  development  projects had reached  technological  feasibility,  they were
classified  as  developed   technology  and  the  value  assigned  to  developed
technology was capitalized. The developed technology is being amortized on a straight-line basis over its estimated useful life of three years.

Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD, which was expensed upon the consummation of the Reorganization Agreement. The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below.

         o Net cash flows. The net cash flows from the identified projects are based on estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, and include costs to complete to bring in-process projects to technological feasibility.

The estimated revenue is based on projections of Visual Circuits' business for each in-process project. These projections are based on its estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by Visual Circuits' business and its competitors.

Projected gross margins and operating expenses approximate the Visual Circuits' business recent historical levels.

         o Discount rate. The discount rate employed in valuing the developed, core and in process technologies range from 20% to 40% and are consistent with the implied transaction discount rate. A higher discount rate was used in valuing the IPRD, due to inherent uncertainties surrounding the successful development of the IPRD, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances, which could potentially impact the estimates described above.

         o Percentage of completion. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility. The percentage of completion varied by individual project ranging from 10% to 90%.

If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets.

     2.        Pro Forma Adjustments

The Focus Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations give effect to the allocation of the total purchase cost to the assets and liabilities of Visual Circuits based on their respective fair values and to amortization of the fair value over the respective useful lives. The pro forma combined provision for income taxes does not represent the amounts that would have resulted had Focus and Visual Circuits filed consolidated income tax returns during the periods presented. The following pro forma adjustments have been made to the unaudited pro forma combined condensed consolidated statement of operations:

     (A) To record the amortization of identifiable intangible assets related to the acquisition of Visual Circuits over their estimated useful life of three years as if the transaction occurred January 1, 2003.

     (B) To reflect the issuance of approximately 3.8 million shares of Focus stock to Visual Circuits' shareholders. This amount is based on the total consideration of approximately $8.7 million divided by the average closing price of Focus' common stock of $2.29 for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The number of shares issued to Visual Circuits' shareholders is based on the Reorganization Agreement. The fair value per share is based upon the trading range above.

     (C) To reflect the pro forma effect on the basic and diluted shares outstanding of the approximate 3.8 million shares of Focus stock issued to Visual Circuits' shareholders had the transaction occurred January 1, 2003.

     3.        Pro Forma Net Loss Per Share

The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma Focus voting common stock outstanding during each period plus the shares assumed to be issued in exchange for substantially all the assets of Visual Circuits. Dilutive securities are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

         This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

         Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         This prospectus "incorporates by reference" information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document that also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

            Our SEC Filings (File No. 1-11860)                    Date of Filing
            ----------------------------------                    --------------
Annual Report on Form 10-K for the year ended
December 31, 2003;                                                March 16, 2004


Current Report on Form 8-K (re: private placement and
conversation of debt);                                             April 8, 2004


Quarterly Report on Form 10-Q for the three months ended
March 31, 2004;                                                     May 17, 2004


Current Report on Form 8-K (re: completion of acquisition of substantially all of the assets of Visual Circuits
Corporation);                                                       June 2, 2004


Current Report on Form 8-K/A (re: historical financial
statements of Visual Circuits Corporation);                        July 20, 2004


Current Report on Form 8-K (re: results of annual meeting
and 2nd quarter results);                                        August 12, 2004

Quarterly Report on Form 10-Q for the six months ended
June 30, 2004;                                                   August 16, 2004

Current Report on Form 8-K (re: agreement regarding Ultra
Wide Band technology);                                           October 7, 2004


Quarterly report on Form 10-Q for the nine months ended
September 30, 2004;                                            November 15, 2004

Current Report on Form 8-K (re: announcement of private
placement and bank line of credit);                            November 15, 2004

Current Report on Form 8-K (re: completion of private
placement);                                                    November 22, 2004


Current Report on Form 8-K (re: amendment to lease); and       December 17, 2004

Current Report on Form 8-K (re: change in guidance and
amendment to lease).                                             January 4, 2005


         We are also incorporating by reference any future documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. In no event, however, will any information that we disclose under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise become a part of, this prospectus.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            Focus Enhancements, Inc.
                                1370 Dell Avenue
                           Campbell, California 95008
                          Attention: Investor Relations
                              Phone: (408) 866-8300

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Focus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

REGISTRATION FEE UNDER SECURITIES ACT                             $    380*
BLUE SKY FEES AND EXPENSES                                               0
LEGAL FEES AND EXPENSES                                             15,000*
ACCOUNTING FEES AND EXPENSES                                         7,500*
PRINTING AND MAILING COSTS                                             500*
MISCELLANEOUS FEES AND EXPENSES                                        120*
                                                                  --------
TOTAL EXPENSES                                                    $ 23,500
                                                                  ========
------------------
* Estimated

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or permits a Delaware corporation to grant, indemnity to present or former directors and officers, as well as certain other persons serving at the request of the corporation in related capacities. This permitted indemnity is sufficiently broad to permit indemnification for liabilities arising under the Securities Act of 1933, including reimbursement for expenses incurred.

         The indemnification authorized under Delaware law is not exclusive and is in addition to any other rights granted to officers and directors under the Certificate of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. The registrant's Bylaws provide for the indemnification of directors, former directors and officers to the maximum extent permitted by Delaware law. The registrant's Bylaws also provide that it may purchase and maintain insurance on behalf of a director or officer against liability asserted against the director or officer in such capacity.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16.  Exhibits.

         The following documents have been previously filed as Exhibits and are incorporated herein by reference except those exhibits indicated with an asterisk which are filed herewith:


   Exhibit No.                                Description
   -----------                                -----------
       2.1 Agreement and Plan of Merger dated as of August 30, 2000 among Focus, Videonics, and PC Video Conversion (1)

       2.2 Agreement and Plan of Reorganization dated as of January 27, 2004 by and between Focus and Visual Circuits Corporation
                    (21)

       3.1          Second Restated Certificate of Incorporation of Focus (2)

       3.2 Certificate of Amendment to Second Restated Certificate of Incorporation of Focus (3)

       3.3 Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated July 25, 1997 (4)

   Exhibit No.                                Description
   -----------                                -----------
       3.4          Restated Bylaws of Focus (2)

       3.5          Certificate of Designation - Series B Preferred Stock (5)

       3.6 Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated January 16, 2001 (19)

       3.7 Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Focus dated January 8, 2003
                    (19)

       3.8 Certificate of Amendment to Second Amended and Restated Certificate of Incorporation dated March 12, 2004 (22)

       3.9          Certificate of Designation - Series C Preferred Stock (22)

       4.1          Specimen certificate for Common Stock of Focus (2)

       4.2          Specimen  certificate  for Redeemable  Common Stock Purchase
                    Warrant (2)

       4.3 Form of Warrant issued to various investors pursuant to Amendment No. 1 to Stock Subscription Agreement dated April 1996 (6)

       4.4 Form of Warrant issued to the placement agent in the March 1997 Offering (6)

       4.5 Form of Warrant dated September 10, 1997 issued to designees of the placement agent (7)

       4.6 Form of Stock Purchase Warrant issued to AMRO International, S.A. (included as Exhibit A to the Common Stock and Warrants Purchase Agreement - see Exhibit 10.2) (8)

       4.7          Stock Purchase Warrant issued to Union Atlantic, L.C. (9)

       4.8 Form of Common Stock Purchase Warrant dated January 11, 2002 issued by Focus to five Investors (10)

       4.9 Common Stock Purchase Warrant dated December 27, 2001 issued by Focus to vFinance (10)

       4.10         Warrant issued to vFinance dated November 25, 2002 (19)

       4.11         Form of Warrant to Investors dated July 1, 2003 (20)

       4.12 Form of Common Stock Purchase Warrant issued to Investors and Placement Agent dated April 6-14, 2004 (23)


       4.13         Form of Common Stock  Purchase  Warrant  issued to Investors
                    and Private  Placement  Agents dated November  16-17,   2004
                    (25)

       4.14 Warrant to purchase common stock issued to Greater Bay Bancorp, dated November 15, 2004 (25)

       4.15 Warrant to purchase common stock issued to Wall Street Communications dated June 1, 2004. (25)


       5.1          Opinion of Manatt, Phelps & Phillips, LLP*

       10.1         1997 Director Stock Option Plan (11)

       10.2 Common Stock and Warrants Purchase Agreement with AMRO International, S.A. (8)

       10.3 Common Stock and Warrant Purchase Agreement, as amended, with BNC Bach International Ltd., Inc. (9)

       10.4         Form  of  Registration   Rights   Agreement  with  BNC  Bach
                    International Ltd., Inc. (included as Exhibit B to the Common Stock and Warrant Purchase Agreement (9)

       10.5         Agreement   between   Union   Atlantic,   L.C.   and   FOCUS
                    Enhancements, Inc. confirming Reorganization Agreement to issue warrant in exchange for fee reduction (9)

       10.6 Common Stock Warrant and Purchase Agreement with AMRO International, S.A. dated June 9, 2000 (8)

       10.7         Promissory   Note,   dated  October  26,  2000,  from  Focus
                    Enhancements, Inc. to Carl Berg (12)

       10.8 Security Agreement dated October 26, 2000, between Focus Enhancements, Inc. and Carl Berg (12)

   Exhibit No.                                Description
   -----------                                -----------
       10.9         2000 Non-Qualified Stock Option Plan (13)

       10.10 Amendment No. 1 to Secured Promissory Note dated April 24, 2001 issue by Focus to Carl Berg (excludes exhibits B and C)
                    (5)

       10.11 Registration Rights Agreement dated May 1, 2001 between Focus and Carl Berg (5)

       10.12        Promissory note issued to Carl Berg dated June 29, 2001 (14)

       10.13 Termination Agreement between Focus and Euston dated January 11, 2002 (10)

       10.14 Form of Common Stock and Warrant Purchase Agreement with four investors dated January 11, 2002 (10)

       10.15 Form of Registration Rights Agreement with four investors dated January 11, 2002 (10)

       10.16        1998 Non-Qualified Stock Option Plan (15)

       10.17 Third Addendum to Lease Dated July 2, 1994, by and between H-K Associates (Lessor) and Focus Enhancements, Inc. (Lessee) for premises At 1370 Dell Ave, Campbell, California
                    (16)

       10.18        Employment  agreement  between Focus  Enhancements and Brett
                    Moyer (17)

       10.19        Amended 2002 Non-Qualified Stock Option Plan (18)

       10.20 Common Stock Purchase Agreement with two investors dated November 25, 2002 (excludes annexes) (19)

       10.21 Registration Rights Agreement with two investors dated November 25, 2002 (19)

       10.22 Common Stock and Warrant Purchase Agreement (excluding exhibits) with two investors dated July 1, 2003 (20)

       10.23 Registration Rights Agreement with two investors dated July 1, 2003 (20)

       10.24 Form of Securities Purchase Agreement (excluding exhibits) with investors dated April 5, 2004 (23)

       10.25 Form of Registration Rights Agreement with investors dated April 5, 2004 (23)

       10.26        2004 Stock Incentive Plan (24)

       10.27 Form of Securities Purchase Agreement (excluding exhibits) with investors dated November 15, 2004 (25)

       10.28 Form of Registration Rights Agreement with investors dated November 15, 2004 (25)

       10.29 Loan and Security Agreement with Venture Banking Group dated November 15, 2004 (25)

        14          Code of Ethics (22)

       23.1         Consent of Deloitte & Touche LLP*

       23.2         Consent of McGladrey & Pullen*

       23.3         Consent of Manatt, Phelps & Phillips, LLP (see Exhibit 5.1)*

       99.1         Power of Attorney (included in signature page).

--------------------------
     *   Included.
         1. Filed as an exhibit to Focus' Current Report on Form 8-K dated September 8, 2000, and incorporated herein by reference.
         2. Filed as an exhibit to Focus' Registration Statement on Form SB-2 (No. 33-60248-B) and incorporated herein by reference.
         3. Filed as an exhibit to Focus' Form 10-QSB for the period ended September 30, 1995, and incorporated herein by reference.
         4. Filed as an exhibit to Focus' Form 10-QSB dated August 14, 1997, and incorporated herein by reference.
         5. Filed as an exhibit to Focus' Amended Registration Statement on Form SB-2 (No. 333-55178) filed on August 9, 2001 as amended, incorporated herein by reference.

         6. Filed as an exhibit to Focus' Registration Statement on Form S-3 (No. 333-26911) filed with the Commission on May 12, 1997, and incorporated herein by reference.
         7. Filed as an exhibit to Focus' Form 8-K dated September 10, 1997, and incorporated herein by reference.
         8. Filed as an exhibit to Focus' Registration Statements on Form S-3 (No. 333-81177) filed with the Commission on June 21, 1999, and incorporated herein by reference.
         9. Filed as an exhibit to Focus' Registration Statement on Form S-3 (No. 333-94621) filed with the Commission on January 13, 2000, and incorporated herein by reference.
         10. Filed as an exhibit to Focus' Amendment No. 3 to Registration Statement on Form SB-2 (No. 333-55178) filed on January 23, 2002, and incorporated herein by reference.
         11. Filed as an exhibit to Focus' Registration Statement on Form S-8 (No. 333-33243) filed with the Commission on August 8, 1997, and incorporated herein by reference.
         12. Filed as an exhibit to Focus" Current Report on Form 8-K dated October 31, 2000, as amended by Focus" Current Report on Form 8-K/A dated November 2, 2000, and incorporated herein by reference.
         13. Filed as an exhibit to Focus' Form S-8 (No. 333-57762) filed with the Commission on March 28, 2001, and incorporated herein by reference.
         14. Filed as an exhibit to Focus' Amendment No. 4 to Registration Statement on Form SB-2 (No. 333-55178) filed on February 11, 2002, and incorporated herein by reference.
         15. Filed as an exhibit to Focus' Form S-8 (No. 333-89770) filed with the Commission on June 4, 2002, and incorporated herein by reference.
         16. Filed as an exhibit to Focus' Form l0-QSB dated August 14, 2002, and incorporated herein by reference.
         17. Filed as an exhibit to Focus' Form l0-QSB dated November 14, 2002, and incorporated herein by reference.
         18. Filed as an Exhibit to Focus' Registration Statement on Form S-8 (No. 333-115013) filed with the Commission on May 28, 2004, and incorporated herein by reference.
         19. Filed as an exhibit to Focus' Form 10-KSB dated March 31, 2003, and incorporated herein by reference.
         20. Filed as an exhibit to Focus' Registration Statement on Form S-3 (No. 333-108134) filed with the SEC on August 21, 2003, and subsequently amended, and incorporated herein by reference.
         21. Filed as an Annex to the proxy statement/prospectus included in the Focus' Form S-4 (No. 333-112907) filed with the SEC on February 17, 2004, and incorporated herein by reference.
         22. Filed as an exhibit to Focus' Form 10-K filed with the SEC on March 16, 2004, and incorporated herein by reference.

         23. Filed as an exhibit to Focus' Form S-3 filed with the SEC on May 28, 2004 (No. 333-116031), and incorporated herein by reference.

         24. Filed as Appendix A to Focus' Definitive Proxy Statement filed with the Commission on July 9, 2004, and incorporated herein by reference.


         25. Filed as an exhibit to Focus' Form S-3 filed with the SEC on December 13, 2004 (No. 333-121206).


Item 17.  Undertakings

(a)      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by section 10(a) (3) of the Securities Act;

         (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range maybe reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) to include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement as any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective  amendment any
         of  the  securities   being  registered  which  remain  unsold  at  the
         termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question to whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on January 26, 2005.


                             FOCUS ENHANCEMENTS, INC.


                                    By: /s/ Brett A. Moyer
                                       -----------------------
                                        Brett A. Moyer
                                        President and Chief Executive Officer
                                        (Principal Executive Officer)


         Each person whose signature appears below hereby constitutes and appoints Brett Moyer and Gary L. Williams, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                   Title                               Date
---------                                   -----                               ----

/s/ Brett A. Moyer                          President, Chief Executive          January 26, 2005
--------------------------------------      Officer and Director
Brett A. Moyer


/s/ Gary L. Williams                        Vice President of Finance           January 26, 2005
--------------------------------------      & Chief Financial Officer
Gary L. Williams                            (Principal Accounting Officer)


/s/ N William Jasper, Jr.*                  Chairman of the Board               January 26, 2005
--------------------------------------
N William Jasper, Jr.


/s/ Carl E. Berg*                           Director                            January 26, 2005
--------------------------------------
Carl E. Berg

                                            Director                            January __, 2005
--------------------------------------
William B. Coldrick


/s/ Michael L. D'AddioD'Addio*              Director                            January 26, 2005
--------------------------------------
Michael L. D'AddioD'Addio


                                            Director                            January __, 2005
--------------------------------------
Tommy Eng


                                            Director                            January __, 2005
--------------------------------------
Sam Runco


----------------------------------
*  Pursuant to power of attorney


                                  EXHIBIT INDEX


   Exhibit No.                          Description
   -----------                          -----------



       5.1          Opinion of Manatt, Phelps & Phillips, LLP





       23.1         Consent of Deloitte & Touche LLP

       23.2         Consent of McGladrey & Pullen

       23.3         Consent of Manatt, Phelps & Phillips, LLP (see Exhibit 5.1)